Exhibit 12.1

CAESARS ENTERTAINMENT, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollar amounts in millions) (unaudited)

	Three Months Ended March 31,				Fiscal Years Ended December 31,
	2004		2003		2003		2002		2001		2000		1999
Income from continuing operations before income taxes and minority interest	$117		$64		$120		$253		$104		$230		$237

Add:
Distributions from less than 50% owned companies	—		1		10		16		18		43		4
Interest expense	77		82		326		341		379		427		139
Interest component of rent expense (1)	2		2		8		6		8		6		5

Earnings available for fixed charges	$196		$149		$464		$616		$509		$706		$385

Fixed charges:
Interest expense	$77		$82		$326		$341		$379		$427		$139
Capitalized interest	1		2		5		9		13		7		37
Interest component of rent expense (1)	2		2		8		6		8		6		5

Total fixed charges	$80		$86		$339		$356		$400		$440		$181

Ratio of earnings to fixed charges	2.5	x	1.7	x	1.4	x	1.7	x	1.3	x	1.6	x	2.1	x

(1)   Assumes interest component to be one-third of rent expense.